Cassidy & Associates

Attorneys at Law

1504 R Street, N.W.

Washington, D.C. 20009

Practice Limited to Federal Securities Law Matters

*Telecopy Number
(202) 745-1920*

*E-Mail Address
Cassidy_Law@aol.com*

(202) 387-5400



May 26, 2006

HAND DELIVERED
John Reynolds
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

> Re: Robert James & Associates Offering Statement on Form 1-A, Amendment #2
> File No. 24-10142
> Date of Comment Letter: April 4, 2006

Dear Mr. Reynolds:

I enclose for filing seven copies, one of which has been manually signed, of Amendment No. 2 to the Offering Circular on Form 1-A of Robert James & Associates, and three of which, without exhibits, are marked to show changes. I have simultaneously with this filing delivered courtesy copies of this amendment, marked to show changes, to Blaise Rhodes of the Securities and Exchange Commission.

The following responses address the comments of the reviewing staff of the Commission as set forth in a comment letter dated April 4, 2006 (the "Comment Letter"). The comments in the Comment Letter are sequentially numbered and the answers set forth herein refer to each of the comments by number and by citing the location of each response thereto in the Offering Statement. A copy of the Comment Letter has been attached to the courtesy hard copies.

The page numbers referenced in this letter relate to the information set forth in the hard copy marked to show changes version of the Offering Statement as delivered by courtesy copy and may not directly correspond to the unmarked version thereof.

General

1.   The Offering Circular has been substantially rewritten to conform to the guidelines of Model B of Regulation A.

Part I - Notification

2.   The requested disclosure has been added and appears in the notification pages.

3.   Robert Tonachio is the only person involved with the formation of the company and its predecessor sole proprietorship.

Item 4

4.   The securities will not be offered by any underwriters, dealers or salespersons in any jurisdictions. The securities will be offered by the Company.

5.   The Company intends to sell the securities in those states listed, where allowed, pursuant to exemptions provided in those states pursuant to a non-public offering. Typically the states provide an exemption similar to that provided in Rule 506 of Regulation D--a limitation on the number of non-qualified investors (defined by income/asset test), often 35; an unlimited number of qualified investors; and a prohibition on general solicitation. The Company intends to comply with the standards for the exemptions adopted by the states in which it will sell. The Company has not and does not intend to make communications inconsistent with those allowed pursuant to the states' exemptions. For instance, the Company did not make use of the communications to potential investors provision allowed by Rule 254 of Regulation A.

6.   To avoid confusion the word agent has been replaced with the words "insurance agents." The insurance agents with whom the Company has an ongoing and existing relationship may from time to time introduce to the Company a potential investor. The insurance agent would not handle any aspect of the sale of any securities of the Company and would not receive any commission or compensation for such introduction.

7.   All sales will be made through the president of the Company, Robert Tonachio, Sr.

8.   Robert Tonachio, Sr. will be the only person offering the securities. As described in the "Plan of Distribution" section of the Offering Statement:

"Pursuant to the provisions of Rule 3a4-1 of the Securities Exchange Act of 1934, Mr. Tonachio is not considered to be a broker of such securities as he (i) is not subject to any statutory disqualification, (ii) is not and will not be compensated by commissions for sales of the securities (iii) is not associated with a broker or dealer (iv) is primarily employed on behalf of the Company in substantial duties and (v) does not participate in selling an offering more than once every 12 months. "

Item 5

9.   The 10,500,000 shares issued in exchange for the national contracts with insurance companies, the recruiting, training and contracting the insurance agent group and assets

including office equipment and supplies. The shares were not issued for services. The requested disclosure has been added to Item 5.

10.   The requested disclosure has been added to Item 5.

Item 7

11.   On review, the Company does not anticipate that the demand for the Company's stock will be such to require stabilizing transactions. Therefore taken out all references to stock available for stabilization purposes have been removed.

12.   The requested disclosure has been added to Item 7.

Cover Page

13.   The requested disclosure has been revised.

14.   The requested disclosure has been revised.

15.   The requested disclosure has been revised.

16.   The requested disclosure has been revised.

17.   The requested disclosure has been added.

18.   The requested disclosure has been added.

19.   The requested disclosure has been added.

20.   The document has been revised to show a minimum purchase of 100 shares at $5 per share.

Summary Information

21.   The Company is licensed as required by that state listed as an insurance broker or agent or whatever specific designation made by that state that allows the Company to conduct insurance business in that state. It is not merely a qualification to do business but a licensing from typically the department of insurance in that state.

22.   There is no exact figure available as is explained in the "Contracted Agents" section and appears on page 13.

23.   The requested disclosure has been added.

Risk Factors

24.   The requested disclosure has been added.

25.   The risk factor headings have been reviewed and revised as necessary.

26.   The requested disclosure has been revised and appears on page 3.

27.   The requested disclosure has been removed.

28.   The noted risk factors have been removed.

29.   The Company believes that it complies with Instruction 6 to Item 5 in that the Use of Proceeds describes that the proceeds are to be used primarily for the expansion of its business through an increase in its marketing base of insurance agents and financial planners. The exact dimensions of such expansion are at the discretion of management of the Company which in effect gives management broad discretion in the use of proceeds within the disclosed goals.

30.   The requested disclosure has been added and appears on page 4.

31.   The noted risk factor has been added and appears on page 4.

32.   The noted risk factors differ in that the first risk factor explains the lack of a public market and the risks of not being able to trade on the pink sheets or anywhere. The other risk factor (the second risk factor) goes to the risks of trading on the pink sheets and the possible lack of liquidity or lower market price arising therefrom. The Company believes it is important to distinguish the two risks.

33.   The requested disclosure has been added and appears on page 17.

34.   The risk discussed in this risk factor is that of trading on the pink sheets. The risk is the trading on the pink sheets and the discussion is multifaceted.

35.   The noted disclosure has been removed.

36.   The requested disclosure has been added and appears on page 22.

37.   The requested disclosure has been added and appears on page 3.

38.   The requested disclosure has been revised and appears on page 6.

39.   The requested disclosure has been revised and appears on page 6.

40.   The requested disclosure has been revised and appears on page 4..

Dilution

41.   The requested disclosure has been revised and appears on page 7.

42.   The requested disclosure has been revised and appears on page 7.

43.   The requested disclosure has been revised and appears on page 7.

Plan of Distribution

44.   The noted disclosure has been revised and appears on page 8.

45.   The Company relies on the holding of the U.S. Supreme Court in *Rodriguez de Quijas v. Shearson/American Express* (490 U.S. 477, 1989) which overturned the Court's prior ruling in Wilko v. Swan, 346 U.S. 427 (which held that an agreement to arbitrate Securities Act claims void under Section 14 of the Securities Act of 1933) and which held that a predispute agreement to arbitrate claims under the Securities Act of 1933 is enforceable and resolution of the claims only in a judicial forum is not required. The Company favors arbitration as a means of settlement of any disputes arising from this or other matters. Arbitration puts less strain on the court system and is quicker and more responsive for those seeking redress. The Company believes that the arbitration provision is appropriate in the subscription agreement and actually is more beneficial to investors as it provides them with a method of quick redress of any grievances.

46.   The noted disclosure has been added and appears on page 8.

47.   The requested disclosure has been revised and appears on page 8.

48.   The requested disclosure has been revised and appears on page 8.

49.   No sales materials have been prepared or used.

Use of Proceeds

50.   The requested disclosure has been added and appears on page 9.

51.   The requested disclosure has been added and appears on page 9.

52.   The requested disclosure has been revised and appears on page 9.

53.   The requested disclosure has been revised and appears on page 10.

54.   The requested disclosure has been revised and appears on page 9.

55.   The requested disclosure has been revised and appears on page 9.

56.   The requested disclosure has been revised and appears on page 9.

Description of the Business

57.   Disclosure has been added and appears on page 10.

58.   The requested disclosure has been added and appears on page 10.

59.   The requested discussion has been added and appears on page 11.

60.   The requested disclosure has been added and appears on page 11.

61.   The requested disclosure has been added and appears on page 11.

62.   The requested disclosure has been added and appears on page 11.

63.   The requested disclosure has been added and appears on page 11.

64.   The requested disclosure has been added and appears on page 11.

65.   The company itself is licensed to conduct insurance business in several states.

66.   The requested disclosure has been added and appears on page 15.

67.   The requested disclosure has been added and appears on page 14.

68.   The requested disclosure has been added and appears on page 15.

69.   The requested disclosure appears on page 14.

70.   The requested disclosure has been added and appears on page 12.

71.   The requested disclosure has been revised beginning on page 12.

72.   The noted disclosure has been eliminated.

73.   The requested disclosure has been revised and appears on page 14.

74.   The requested disclosure has been added beginning on page 12.

75.   The insurance products discussed are those available to clients through the Company's agents offered by different insurance companies. The insurance companies offer a variety of products and variations on many basic and advanced products. The discussion of the various insurance products available is important to an understanding of the business as it shows how intricate and complicated and confusing the myriad insurance products can be and therefore

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the importance of a company like the Company in order to provide insurance assistance, clarification and appropriateness to a purchaser of insurance.

76 - 82   This section has been reworked and the requested disclosure added and revised and appears beginning on page 15.

83.   The requested disclosure has been added and appears on page 13.

84.   The noted disclosure has been deleted.

85.   The requested disclosure has been revised.

Management's Discussion and Analysis

86.   The contracts with the insurance companies and the recruiting, training and maintenance of the insurance agents have been valued together as the contracts have no value to the Company without the agents to sell the products offered by the contracted companies.

87.   The requested disclosure has been expanded.

Description of Property

88.   The Company does not intend to use any of the proceeds from this offering for payment of lease amounts. The Company will pay such amounts from its existing cash flow.

Directors, Executive Officers and Significant Employees

89.   The requested disclosure has been added and appears on page 19.

90.   The requested disclosure has been added and appears on page 18.

91.   The requested disclosure has been added and appears on page18.

92.   The requested disclosure has been added and appears on page 19.

Remuneration of Directors and Officers

93.   The sole proprietorship paid Robert Tonachio, Jr. commissions of approximately $70,000 but he was not included in the chart under remuneration of directors and officers as he was not an officer nor director of the sole proprietorship. This information has been added to the chart. The Company has not yet started paying Mr. Tonachio, Jr. a salary and intends to do so after completion of the offering.

94.   Compensation will be paid only to outside directors, if any are elected or appointed. Additional disclosure appears on page 19.

95.   The requested disclosure has been added and appears on page 20.

96.   The requested disclosure has been added and appears on page 20.

97.   The noted disclosure has been deleted as no stock option plan has been adopted. Management had originally decided to adopt a stock option plan for use for future employees. Management has decided not to adopt the stock option plan at this time.

98.   The noted disclosure has been deleted as no stock option plan was adopted and none is anticipated in the immediate future.

99.   The disclosure has been updated and the lock-up has been filed as an exhibit.

Interest of Management and Others in Certain Transactions

100.   The disclosure has been amended and appears on page 21.

101.   The disclosure has been amended and appears on page 21.

Securities Being Offering

Common Stock

102.   The noted disclosure has been deleted.

Preferred Stock

103.   The noted disclosure has been added and appears on pages 3, 7 and 23.

104.   The noted disclosure has been added and appears on page 23.

Financial Statements

General

105.   One column was considered, accepted and shown.

106.   Changes in retained earnings is a required disclosure, but not a required statement. Pursuant to APB-12, paragraph 10, the disclosure of changes in stockholders' equity may be made in the form of a separate statement, in a note to the financial statements, or in the body of the balance sheet. All periods presented include changes in stockholder's or owner's equity. Since there were no stockholders prior to incorporation in December of 2005, the 12/31/2004 balance sheet presents a Statement of Owner's Equity rather than a Statement of Stockholders' Equity. It is generally accepted that the legal title of securities, par or state values, and authorized and issued shares are disclosed. Normally, this disclosure is shown on the face of the balance sheet, but it can be shown in the footnotes.

Financial Statements for the ten months ended October 31, 2006

107.   The Company decided to omit forecast financials from the offering.

Unaudited December 31, 2005 Financial Statements

Notes to Financial Statements

General

108.   At this time, the Company has no employee or non-employee stock compensation policy. While certain individuals with stock are now employees, they were not employees when they received the stock.   The stock was transferred to them as part of the buyout of the proprietorship.

109.   All newly released standards whose application is prescribed for the accounting period covered, have been adopted, except as may be noted in the Notes to the Financial Statements.

Other Assets

110.   Your points on combinations of entities under common control are noted. We revised the financials to show a transfer of net assets with an accounting change to record an intangible asset not previously recorded on the books of the sole proprietorship. The intangible asset titled "Contracted Insurance Agents" refers to the value of the 3,500 contracts with insurance agents. This value was calculated by taking an estimate of the costs involved over two years for the recruiting, training, monitoring and servicing of an insurance agent. This estimated figure was multiplied by 3,500 (the number of agents trained by the Company) for a value at just over $730 per agent, or $2,565,000. This figure was then compared to third party estimates of the expense of recruiting an agent and was found to be a conservative amount.

For changes made in connection with an initial public distribution of securities by a closely held company, APB Opinion No. 20 allows but does not require retroactive application. SFAS No. 154 establishes retrospective application as the required method for reporting a change in accounting principle unless it is impracticable to do so or the newly adopted accounting principle contains explicit transition requirements. Retrospective application may require an adjustment to the opening balance of retained earnings. We have followed guidance in SFAS No. 154 as follows:

*   Determine the cumulative effect of the change to the new accounting principle on periods before the periods presented. Apply the cumulative effect of the change to the carrying amounts of assets and liabilities as of the beginning of the first period presented.

*   If necessary record an offsetting adjustment to the opening balance of retained earnings for that period.

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* Adjust the financial statements for each individual prior period presented to reflect the period–specific effects of applying the new accounting principle.

Please see the notes to the financial statements for adjusting amounts.

111. Covenants are frequently used in the purchase of a closely held business to protect the new owner's investment from competition. Both FAS 141 and 142 treat covenants as intangible assets to be amortized. Under this agreement, the proprietor agreed not to compete with Robert James and Associates, Inc. for a period of five years. Due to the founder's product knowledge, industry skills, employee loyalty, customer loyalty, expertise and managerial skills he could pose a real and likely threat of competition to Robert James and Associates, Inc. without the covenant. Management estimated, and the accountant reviewed for reasonableness, the effect on projected cash flows over the term of the contract if the contract were not in force and the founder competed with the newly formed corporation. Since without the skills and contacts of the founder in the initial stages of the new corporation it would, in effect, become a "start-up", the largest effect was projected to take place in the first few years and diminish thereafter. These calculations were based on projected revenue in the first year with Mr. Tonachio's non-compete covenant, then discounted by the estimated effect of his absence and competition. The annual income base remained static for the 5-year period while the discount decreased each year. In reality, with Mr. Tonachio's support, one could expect income to increase in the 2nd and 3rd year over the 1st year of re-organization.

Owner's Equity and Stock

112. There are two classes of stock, common and preferred. Please refer to the note titled OWNER'S EQUITY AND STOCK for the pertinent rights and privileges of each.

113. Please refer to the note titled OWNER'S EQUITY AND STOCK for the pertinent rights and privileges of each.

Revenue Recognition

114. Your comment regarding page 8 "Description of Business" in which you described Robert James & Associates as "acting as agents manager " is not an accurate reflection of the Company's role.

  GAAP (EITF Issue No. 99-19) indicates that whether a company should recognize revenue based on the gross amount billed to a customer depends on the facts and circumstances. Some indicators supporting gross amount billing include that the company performs part of service and the company has discretion in supplier selection. Both of these situations apply in this circumstance. Therefore the Company records gross amount as opposed to the amount billed less the amount paid to the supplier.

115. The primary purpose of the American Annuity Academy is to market the Company to agents and to train those agents in the products available as well as sales techniques so they will produce more sales, providing more revenue for the Company. Currently, it is not a "revenue

stream" but a marketing and training seminar for which the Company charges participants in order to recoup some of the costs involved.

116.   The Academy is not a revenue stream as explained above. Also, the introduction to SFAS 131 particularly states that it does not require an enterprise to report information that is not prepared for internal use if reporting it would be impracticable.

Part III

Exhibits

117.   Additional exhibits as listed in the exhibits list have been filed.

118.   The requested exhibits have been filed.

Exhibit 2.0

119.   The Staff's assumption is correct in that the documents filed with the State of Nevada contain certain items required on all Articles of Incorporation filed in that State and are numbered by the State on those pages as Articles One though Six. The remaining articles particular to any corporation, as in the case with the Company, then continue starting with Article Seven.

120.   The requested disclosure has been added and appears on pages _____ and _____.

121.   The requested disclosure has been added and appears on page _____.

Signature

122.   The noted signature is included.

123.   The noted signature is included.

Sincerely,



Lee W. Cassidy

stream" but a marketing and training seminar for which the Company charges participants in order to recoup some of the costs involved.

116.   The Academy is not a revenue stream as explained above. Also, the introduction to SFAS 131 particularly states that it does not require an enterprise to report information that is not prepared for internal use if reporting it would be impracticable.

Part III

Exhibits

117.   Additional exhibits as listed in the exhibits list have been filed.

118.   The requested exhibits have been filed.

Exhibit 2.0

119.   The Staff's assumption is correct in that the documents filed with the State of Nevada contain certain items required on all Articles of Incorporation filed in that State and are numbered by the State on those pages as Articles One though Six. The remaining articles particular to any corporation, as in the case with the Company, then continue starting with Article Seven.

120.   The requested disclosure has been added and appears on pages 3 and 21.

121.   The requested disclosure has been added and appears on page 20.

Signature

122.   The noted signature is included.

123.   The noted signature is included.

Sincerely,



Lee W. Cassidy



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 4, 2006

Mr. Robert J. Tonachio
President
615 River Road
Kingston, TN 3773

Re: Robert James & Associates, Inc.
      Amendment No. 1 to the Offering Statement on Form 1-A
      Filed March 3, 2006
      File No. 24-10142

Dear Mr. Tonachio:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Our review of your Form 1-A shows that the document fails in numerous material respects to comply with the requirements of the Form 1-A offering statement. Full and complete information must be given to the disclosure requirements in the Offering Circular Model B. For example, your disclosure does not address the status of the company's operations concerning the services that it provides in the distribution of insurance products. The offering circular must be revised to address in detail the company's business, its current state of operations, and the anticipated costs of operating the business along with the other material aspects of

Mr. Robert Tonachio
Robert James & Associates, Inc.
April 4, 2006
p. 2

your planned business. The disclosure must provide investors with sufficient
information to allow them to evaluate the risks and merits of the investment.
Substantially revise your disclosure throughout the Offering Circular to address
our concerns. We may have further comment.

Part I – Notification

2.   Please note that the preamble to Part I requires that "[a]ll items shall be addressed
and negative responses should be included." In reviewing your responses to Item
1 we note that you have not provided responses in several instances, including,
but not limited to, (g) affiliates of the issuer. Please revise your document
accordingly.

3.   It would appear that there were other parties involved with the formation of this
company. Please refer to Rule 405 of Regulation C and revise to identify all your
promoters or advise.

Item 4

4.   Please provide a response to Item 4(a).

5.   We note your disclosure that the securities will not be registered in any
jurisdiction in which they are offered and that the securities will be offered
pursuant to exemptions available in the state in which they are sold. Please
expand your discussion to address the general nature of these state exemptions,
and your factual basis for exemption. We note that this offering will be a public
offering under Regulation A. Please explain how the state exemptions are
consistent with the Regulation A communications.

6.   Please clarify your statement that "[t]he securities will be offered by the Company
on a *private* basis to individuals or entities known to the issuer ... and *agents*."
(emphasis added) In particular we note that a Form 1-A offering is not a private
offering. In addition, please disclose what you mean by your usage of the term
agents in the sentence above. If the company will use agents to introduce
investors please disclose the following: (1) the nature of the agency relationship
between the agent and the issuer; (2) the terms of any compensation to be paid or
offered to the agent in relation to the offering; (3) whether the company will
require the agent to register as a broker; (4) whether any of these agents will be
"finders" as the term is conventionally used; and, (5) disclose the names of these
agents in your document.

7.   Identify the officers, directors and agents who will be offering the securities.

Mr. Robert Tonachio
Robert James & Associates, Inc.
April 4, 2006
p. 3

8.   Please supplementally advise us of the basis of each person's participation in
      offering the securities without registration as broker-dealer. If Exchange Act Rule
      3a4-1 will be relied upon, explain supplementally how each element of the Rule
      will be satisfied as to each person. We may have further comment.

Item 5

9.   We note your disclosure that the company issued 10,500,000 shares in exchange
      for an interest in a predecessor entity and for services management rendered to the
      company. Please disclose the nature of the services provided and clarify whether
      these services were provided to the company or its predecessor. In addition,
      please disclose the value placed upon the consideration provided to the company
      for the stock issued. Also, explain how did the company value the shares at $.247
      per share? In this respect your attention is directed to Item 5(a)(3). Further, please
      state whether this valuation was independently determined. If it was not, please
      state who determined the value on behalf of the company. Please note that the
      foregoing statements are equally applicable to Mr. Tonachio's preferred stock.

10.· We note the preferred stock issued to Mr. Tonachio. Please disclose the value of
      the consideration provided, the exemption relied upon and the facts supporting
      reliance upon the exemption.

Item 7

11.   Please clarify the meaning of your statement that Mr. Tonachio will "make up to
      200,000 shares of his common stock available to help stabilize the market, if
      necessary". What sort of stabilizing activity will he engage in? How will the sale
      of his shares work to stabilize the market? Are these the same 200,000 shares that
      he is registering for resale on this Form 1-A? Is he obligated to engage in
      stabilizing transactions? In addition, is Mr. Tonachio limited to selling his shares
      only as part of a stabilizing transaction, or may he sell his shares at his own
      choosing? We note that you have made similar disclosures on page 7. Finally,
      please address the applicability of Regulation M to these transactions.

12.   Your disclosure indicates that Mr. Tonachio will be responsible for making sales
      on behalf of the company and may also be selling for his own account. Please
      disclose how Mr. Tonachio intends to allocate sales between the company and his
      own account. In addition, please disclose whether Mr. Tonachio will
      affirmatively state to investors that he is selling for his own account and that,
      accordingly, the proceeds will not be available to the company.

Mr. Robert Tonachio
Robert James & Associates, Inc.
April 4, 2006
p. 4

Cover Page

13.   Revise your offering circular cover page to indicate the date of the offering
       circular.

14.   Please revise your reference to "per unit".

15.   Please disclose the name of the selling shareholder referred to on your cover page.
       In this regard your attention is directed to the requirements of Item 4(d). We note
       that there is currently no market for your common shares. Given this, please
       revise your offering circular cover page and plan of distribution section to provide
       that selling security holders will sell at a stated, fixed price until the securities are
       quoted on the OTC Bulletin Board (or other specified market) and thereafter at
       prevailing market prices or privately negotiated prices. See Item 16 of Schedule
       A to the Securities Act of 1933. Clarify your disclosure here and elsewhere in
       your offering circular as appropriate.

16.   Please revise footnote 2 to your tabular presentation to provide an estimate of
       your offering costs. Please note that this can be a range of estimates.

17.   Please revise to indicate whether the company's securities are traded on any
       markets.

18.   Clarify whether there are any arrangements to place the funds received in an
       escrow, trust or similar arrangement.

19.   Please revise the table called for the Item 2 to address the offering of 200,000
       shares by the selling shareholder.

20.   Please revise to clarify if there is a minimum purchase requirement for individual
       investors.

Summary Information; page 2

21.   Please clarify the statement that "[t]he company is currently licensed to conduct
       insurance business in the following states …" Does this mean that the company is
       licensed as an insurance broker or agent in these states, or is it merely qualified to
       do business in these states?

22.   Please indicate the number of insurance agents and financial planners contracted
       by the company.

Mr. Robert Tonachio
Robert James & Associates, Inc.
April 4, 2006
p. 5

23.   Please revise your summary disclosure to provide summary financial information.

Risk Factors, page 2

24.   Please revise to indicate that you discuss all material risk in this section.

25.   Please revise to present risk factor subheadings for each of your risk factors that
       concisely state the specific material risk it presents to your company or investors
       and the consequences should that risk factor occur. Avoid simply referring to a
       fact about your company or a future event in your subheadings. Subheadings must
       describe the actual risk addressed, not the aspect of your business which gives rise
       to the risk.

26.   In Risk Factor 1 you state that "[a]s a rule, an insurance company will enter into
       ... a contract only after a thorough background check of the Company's credit
       standing, regulatory issues or criminal or civil actions." This statement appears to
       imply that these insurance companies have done a level of due diligence on you
       that would actually make an investment safer. Revise to delete the mitigating
       language in the risk factor. Your risk factor section should not contain mitigating
       language. Please revise your document accordingly.

27.   In Risk Factor 2 you state that the company has an employment agreement with
       Mr. Tonachio and intends to obtain "Key Man" insurance on his life. This
       appears to be mitigating language and, accordingly, should be removed.

28.   Several of your risk factors, in particular Risk Factors 4 and 14, appear broad and
       generic. As a general rule, a risk factor is probably too generic if it is readily
       transferable to other offering documents or describes circumstances or factual
       situations that are equally applicable to other similarly situated businesses. Please
       revise your risk factors as appropriate.

29.   On page 3 you state that "management has broad discretion in the use of the
       Offering's proceeds." Please note that this discretion is limited by Instruction 6 to
       Item 5 "Use of Proceeds to Issuer". Revise your document as appropriate.

30.   Please include a statement, in either Risk Factor 5, of the company's cash and
       working capital position as of the most recent practicable date.

Mr. Robert Tonachio
Robert James & Associates, Inc.
April 4, 2006
p. 6

31.   Please include a risk factor addressing the risks associated with investment in a
        company that does not have audited financial statements.

32.   Risk factor 7 and 8 appears to be similar. Please revise to combine these risk
        factors and delete redundant disclosure.

33.   In Risk Factors 7 and 8 you disclose that you intend to apply for a quotation on
        the Pink Sheets. In an appropriate section later in the offering circular, please
        summarize any requirements for a listing on the Pink Sheets as well as how the
        company plans to meet these requirements. Further, please update your "Use of
        Proceeds" for any costs associated with listing on the Pink Sheets, including costs
        associated with supplying information to both the market and the broker or dealer.
        In addition, specifically address the implications of Rule 15c2-11 to both your
        ability to initially obtain a listing, and maintain that listing, over a period of time.

34.   The discussion in Risk Factor 8 appears to address several distinctive risks. Risk
        factors should only disclose single risks that are material. Please refer to the
        Division of Corporation Finance's Updated Staff Legal Bulletin 7A, which is
        located at http://www.sec.gov/interps/legal/cfslb7a.htm for your convenience and
        revise your disclosure accordingly.

35.   In Risk Factor 9 you disclose your intention to be listed in a securities manual in
        order to be able qualify for a so called manual exemption from state registration.
        You also note that manuals typically require financial information. Please
        disclose whether these manuals require this information to be audited. If they do,
        please remove any discussion of your intention to qualify for a manual exemption
        as you currently do not have audited financial statements. In addition, please
        advise us of how the company will sell its securities free from state registration if
        the manual exemption turns out to be unavailable.

36.   We note your disclosure in Risk Factor 12. Please include a statement later in the
        offering circular discussing the extent of any fiduciary duty, if any, owed by a
        controlling shareholder and contrasting this duty with the fiduciary duty of a
        director with respect to the approval of corporate actions.

37.   Please add a separate risk factor discussing the conflicts of interest associated
        with the fact that the CEO, principal shareholder, and sole director are the same
        person. Your discussion should include, but is not limited to, the approval of self
        dealing transactions, compensation and expense reimbursement, and the
        redemption of the preferred stock.

Mr. Robert Tonachio
Robert James & Associates, Inc.
April 4, 2006
p. 7

38.   In Risk Factor 15 you state that the public offering price was arbitrarily
       determined. You also indicate that the offering price was arrived at by estimating
       the value of the company's assets, experience of management, the longevity of the
       company, market conditions and other factors. Revise to reconcile your
       statements.

39.   In Risk Factor 15 you state it would be impossible to determine the weight
       attributable to each factor that contributed to the determination of your offering
       price. Please advise us why this is so, wouldn't management have to consider and
       weigh these factors to determine an offering price?

40.   Please include a separate risk factor addressing the immediate dilution to new
       investors when compared to existing investors.

Dilution, page 6

41.   Please include additional disclosure addressing the impact to the dilution
       calculation in the event that the company raises less than the maximum amount in
       proceeds.

42.   Please include a footnote indicating whether the $2,593,500 paid by the existing
       shareholders represents cash payments to the company. If it does not, please
       disclose how this value was arrived at, including a breakdown of cash and other
       consideration paid, and who at the company was responsible for determining the
       value of the consideration received.

43.   Please revise to indicate the percentage of dilution to new investors.

Plan of Distribution, page 6

44.   On page 6 you indicate that the offering will be done "through mail, telephone or
       electronic transmission to [your] clients and others who have expressed an interest
       in the company." Please advise us of the meaning of this statement – do you
       mean to imply that you may engage in electronic offers, sales, or distributions? If
       so, please describe the procedures that you will use to engage in such a
       distribution, and advise us whether you will seek clearance for your procedures
       from the Office of Chief Counsel. Alternatively, please remove the references to
       electronic transmissions.

45.   We note the subscription agreement provides for arbitration of any disputes
       arising from the investment in this offering. Please explain how this complies
       with the requirements of Section 14 of the Securities Act regarding waivers of
       compliance with the Securities Act or the rules and regulations of the
       Commission.

Mr. Robert Tonachio
Robert James & Associates, Inc.
April 4, 2006
p. 8

46.   We note your disclosure on page 6 that your subscription agreement provides for
        the arbitration of any disputes arising from the sale of securities in this offering.
        Please supplement your disclosure, here and elsewhere as appropriate, to disclose
        the key terms of the arbitration agreement. This may include, but not limited to,
        (1) how an arbitrator will be selected; (2) whether the arbitrator will be a member
        of a professional association such as the American Arbitrator's Association; (3)
        who will pay the arbitrators fees; (4) any procedural limitations imposed by the
        clause; (5) whether the arbitration clause limits the damages and/or remedies that
        might be received by an investor; and, (6) whether arbitration is exclusive, or
        whether an investor may bring a legal action in court. Please file a copy of your
        subscription agreement.

47.   Please revise the 4th paragraph on page 6 to indicate that Mr. Tonachio will not
        register as a broker in reliance on the provisions of Rule 3a4-1.

48.   We note your statement that "Mr. Tonachio … does not participate in selling an
        offering more than once every 12 months." Rule 3a4-1 requires that the person
        not participate in selling and offering securities for any issuer more than once
        every twelve months. Please revise as appropriate.

49.   Please advise us if you will utilize sales materials in promoting the sale of the
        shares pursuant to this offering circular. If so, please send us a copy of these
        materials to review. See Rule 256 of Regulation A.

Use of Proceeds, page 7

50.   Please revise your disclosure to address the costs of procuring "Key Man" life
        insurance for Mr. Tonachio.

51.   Please describe in more detail the principal purposes for which the net proceeds to
        the company are intended to be used. See Item 5 of Model B. In particular we
        are looking for a detailed discussion of the expenditures the company will make
        to expand its marketing force and the American Annuity Academy.

52.   Please revise your "Use of Proceeds" discussion to indicate the priority of use of
        any proceeds in the event that less than all of the proceeds are raised. Include a
        use of proceeds table that discloses the use of proceeds at various levels of
        amounts raised such as 25%, 50%, and 75%. Your attention is directed to
        Instruction 2 to Item 5. In addition, please state whether the proceeds of the
        offering would satisfy the company's cash requirements for the next year if the
        company raises less than the full offering amount. Also address your plans if a
        nominal amount of proceeds are raised.

Mr. Robert Tonachio
Robert James & Associates, Inc.
April 4, 2006
p. 9

53. On page 7 you state that "future events may require a change in the allocation of
     funds ... [and that] [a]ny such change will be at the discretion of the Board".
     Please note that, Instruction 6 to Item 5 provides that you "may reserve the right
     to change the use of proceeds provided that such reservation is due to certain
     contingencies which are adequately disclosed." Please add disclosures fully
     addressing the contingencies which would require management to reallocate its
     resources and discuss how resources from this offering would be allocated.

54. We note that you will use $200,000 of the proceeds for administrative expenses.
     Clarify the anticipated administrative expenses uses of the proceeds.

55. We note that you will use $250,000 of the proceeds to pay officers' salaries.
     Specifically address whether any of these payments are for accrued salaries.

56. Specifically address whether any of the proceeds will be used to make payments
     to or repay debts to officers, directors or other affiliates of the company.

Description of the Business, page 8

57. Please provide additional disclosure describing the transaction whereby the
     company changed its status from a sole proprietorship to a corporation. Your
     discussion should include, but is not limited to, the structure of the transaction, the
     nature and value of the consideration paid – including, any assumption of
     liabilities and/or assets, and how the company accounted for the transaction.

58. Please clarify the meaning of the statement that "[t]he company is engaged in the
     wholesale distribution of insurance products".

59. Please explain how the company evaluates the effectiveness of the training
     programs it provides. In addition, please disclose whether any of the insurance
     contracts require the company's agents to receive and/or maintain a minimal level
     of proficiency. If so, discuss the measures the company undertakes to comply
     with these requirements and any potential implications associated with not
     reaching these minimal levels.

60. Please disclose whether the relationship between the contracted agent and the
     company is an exclusive relationship. If not, please disclose any restrictions on
     the activities of the contracted agent. May they sell insurance products through
     other insurance wholesalers or other insurance companies with whom you do not
     have contracts?

61. Please clarify who pays the company's remuneration – the contracted agent or the
     insurance company? In addition, please discuss, in greater detail, the
     compensation terms between all three parties. Your discussion should address:

Mr. Robert Tonachio
Robert James & Associates, Inc.
April 4, 2006
p. 10

(1) the rates (or range thereof) paid by the insurance company for sales of its products; (2) the breakout between the percentage of the insurance company payment that is paid to you versus your agent; and (3) whom the insurance company pays; that is, whether you are paid directly and hold any funds in trust for your agents.

62. We note your statement in the first paragraph in "The Company" section that "through its pool of approximately 3,500 contracted agents ... the company offers the products of these insurance companies to the insurance consumer." We also note your statement that the company currently has approximately 1,000 active agents under contract. Revise your statement under "The Company" section as appropriate.

63. Please clarify the statement on page 8 that "[t]he company has licensed over 3,500 agents ..." In addition, please explain what an inactive agent is and explain the primary reasons why agents become inactive.

64. Please explain the statement that "[t]he company had over $53,937,300 in gross premium revenues in 2005." Please explain what you mean by gross premium revenue and disclose how much cash this "revenue" generated for the company.

65. On page 8 you disclose that the company is licensed in several states. Please clarify whether the company itself is licensed to conduct an insurance business in these states or whether the company's contracted agents are licensed to conduct an insurance business in these states.

66. Your disclosure indicates that the company conducts its American Annuity Academy in Nashville Tennessee; however, your office is located in Kingston. Please disclose whether the company rents space to conduct this activity. If so, please address the costs of renting such space in an appropriate section.

67. Please discuss any fees charged by the company for attending the American Annuity Academy. In addition, please discuss the costs to the company associated with providing this service. This discussion ought to address, at a minimum, any costs associated with renting a facility, providing training materials or other handouts, logistical costs, and providing suitable instructors.

68. Please disclose the number of people who are trained annually at your American Annuity Academy.

69. Please explain your reference to "hybrid products" on page 9.

Mr. Robert Tonachio
Robert James & Associates, Inc.
April 4, 2006
p. 11

70.   Please disclose the names of the 5 largest insurance companies with whom you do business based upon the gross sales volume. In addition, please disclose whether any of these entities represent 5% or greater of your total gross sales volume. Finally, please disclose the expiration dates for these agreements.

71.   Please explain your statement on page 10 that, "[t]he agents are exclusively with the Company in accordance with the terms and conditions of each individual insurance company contract." In addition, please reconcile this to your statement that the agents "select one or more insurance companies with products suitable for representation by them" on page 9.

72.   Please explain the last sentence in the first full paragraph on page 10.

73.   Please revise the heading "Products" on page 10 as the company does not have any products. Alternatively, please advise us why no revision is necessary. In addition, please revise the first sentence under this topic heading to clarify that it is not the company who "offers" insurance products.

74.   Please disclose whether the company itself engages in insurance sales efforts, directly or indirectly, with clients.

75.   Please limit your discussion under the "Products" heading to those insurance contracts sold by the company or its contracted agents. Alternatively, please advise us of the relevance of this additional information to the investor.

76.   Please explain how the company plans to increase its base of certified financial planners and insurance agents.

77.   Please disclose the amount of proceeds the company plans to invest in the expansion of the American Annuity Academy. In addition, please discuss the nature and purpose of these investments as well as a timeline for making these investments.

78.   Please expand your discussion on page 11 to discuss how the company uses internet marketing. In particular, how does the company learn about prospective agents and determine whether they will be suitable? Does the company purchase lists of contacts? If so, clearly state from whom you purchase these lists, and the price you paid for them. In addition, please provide a basis for the statement that your initial internet usage has had excellent results. This statement is noted in the last sentence in the fourth paragraph under the "Marketing" heading.

Mr. Robert Tonachio
Robert James & Associates, Inc.
April 4, 2006
p. 12

79. On page 11 you state that the proceeds "will be used to expand the Company's
proven marketing systems." Please provide a basis for the statement that the
company's market systems are proven or remove the word "proven." In addition,
please discuss the company's current marketing system.

80. On page 11 the company discloses that it anticipates a very high attendance at its
March 2006 workshops. Please revise to disclose actual attendance figures for
these workshops. In addition, please disclose the cost of producing and
distributing the DVD training video referred to.

81. Please disclose the amount of money the company plans to spend on advertising
in trade publications and on the internet.

82. On page 11 you state that "[p]art of the proceeds from this offering will be
invested in acquiring additional personnel for the interaction with the additional
agents and financial planners". Please disclose, here and in the "Use of Proceeds"
how much the company is setting aside for hiring new employees as well as how
many new employees the company plans to hire.

83. Please disclose whether the insurance company have any recourse, contractual or
otherwise, against the company in the event that the company's contracted agents
violate state insurance regulations while selling the insurance company products.

84. Please explain the relevance of the page 12 statement that "[t]he states have an
insurance trust fund that guarantees annuities for up to $100,000 and life
insurance for up to $300,000.

85. Please revise to address the competitive conditions in the industry. Indicate the
company's competitive position in the industry and the principal methods of
competition.

Management's Discussion and Analysis, page 12

86. Please disclose the amounts the company has spent to recruit, train, monitor, and
update its contracted agents during the relevant time periods. In this regard we
note your page 8 disclosure that insurance companies spend millions of dollars
annually on these activities. Please explain the company's competitive advantage
in providing this level of training. Is the company able to train its agents at lower
cost? If so, explain why.

Mr. Robert Tonachio
Robert James & Associates, Inc.
April 4, 2006
p. 13

87.   Please expand your discussion in this section to address the company's liquidity
        and major expense line items from your income statement for the periods covered
        by your financial statements. Please note that a strong Management Discussion
        and Analysis does not merely restate information from the financial statements;
        rather it provides insights into any trends that are discernable from the financial
        statements and explains the story of the company for the relevant time period.

Description of Property, page 13

88.   We note your disclosure that you currently have your offices in a building owned
        by your President and that you intend to enter into a lease agreement in the near
        future. Please update your use of proceeds to address the costs associated with
        this new lease agreement. In addition, please disclose whether this new lease will
        be with a related party. If the company will lease space from its president, or any
        party related to your president, please disclose whether the rent will approximate
        market rates, how the company will determine market rates, and that, the
        company will not have the benefit of negotiating an arm's length rent. To the
        extent applicable, please add disclosure in Item 11.

Directors, Executive Officers, and Significant Employees, page 13

89.   Please disclose the nature of any family relationship between your President and
        Chief Operating Officer in a separate paragraph.

90.   Please disclose whether Mr. Tonachio is currently licensed with the Chicago
        Board of Trade, New York Mercantile Exchange or the New York Stock
        Exchange. If Mr. Tonachio is no longer licensed please disclose the reasons why
        he is not licensed. If he is licensed, please provide information regarding the type
        of license held.

91.   Please disclose the names of the companies for which Mr. Tonachio served as a
        fee-based consultant.

92.   Please clarify whether Mr. Tonachio earned degrees from the University of Miami
        and New England College as opposed to merely "studying" there.

Remuneration of Directors and Officers

93.   We note that your intention to pay Robert Tonachio, Jr. $80,000 per year in salary
        following the completion of this offering. Please advise us whether the company
        currently pays him a salary. In addition, please advise us why his compensation
        was excluded from the table required by Item 9(a).

Mr. Robert Tonachio
Robert James & Associates, Inc.
April 4, 2006
p. 14

94. We note your disclosure that your directors will receive compensation at the rate of $1,000 per meeting and that you currently only have one director. Please add disclosure discussing the anticipated number of board meetings that you will have and how the company plans to differentiate Mr. Tonachio's board service for which he receives additional compensation from his employment service for which he receives a fixed salary. How will a board meeting be defined if there is only one member of the board? In addition, how many board meetings does the company intend to have during the year?

95. We note your disclosure that Mr. Tonachio's employment agreement provides that he is entitled to a bonus based on pre-tax profits before extraordinary items. Please disclosure the nature of these extraordinary items, including whether this term is defined to mirror comparable GAAP terms. In addition, please disclose whether this number will be determined from audited financial statements. If not, please disclose that Mr. Tonachio will be responsible for providing the financial figures used to determine his own bonus. Also, please state whether either of the Tonachio's may have their compensation increased from the amounts disclosed herein; if so state the procedures for doing so.

96. Please clarify the statement that, in the event that Mr. Tonachio dies, "the [employment] contract requires payment to his beneficiary of the remainder of the sum due to the end of the contract period exclusive of bonuses". Does this mean that the company is obligated to pay Mr. Tonachio's salary even if he dies? How has the company accounted for this obligation?

97. On page 14 you disclose that a committee of the board will be established to administer the company's stock option plan. Please clarify how the company will be able to establish a committee when it only has a single director.

98. Please disclose whether either Mr. Tonachio, Sr. or Mr. Tonachio, Jr. will receive stock options under your stock option plan. In addition, disclose the name of the director who will approve this stock grant. Further, disclose whether the company will grant these stock options at market value and how the company will determine its market value. Please file a copy of your stock option plan.

99. We note that the company has entered into a Lock-Up agreement with its officers to restrict their ability to sell shares pursuant to Rule 144. We also note that these same officers control the company and would have the ability to waive the terms of this agreement. Please update your disclosure accordingly and state whether management will waive the terms of this agreement. Please file a copy of this Lock-Up agreement.

Mr. Robert Tonachio
Robert James & Associates, Inc.
April 4, 2006
p. 15

Interest of Management and Others in Certain Transactions, page 16

100. . In the second paragraph under this heading you disclose that Mr. Tonachio
transferred equipment with a gross value of $30,000. Please explain what a gross
value is, and disclose, if appropriate, the net value. .In addition, please state what
equipment was transferred, and, for significant items, state the approximate age of
such equipment.

101. Please disclose "the average estimated cost incurred in the past two years of
operations of recruiting, signing, training, and monitoring one agent" and the
number of agents the company has. In addition, we note that the company
appears to have only 1,000 active agents but appears to have calculated its
valuation based on 3,500 agents, the majority of which are inactive. Please
disclose this, and clearly state why management believes inactive agents to
continue to have a value to the company. Please disclose whether the
methodology you used to value the company would be consistent with GAAP.

Securities Being Offered

Common Stock, page 16

102. We note your statement that "all of the outstanding shares of common stock, are,
and the shares being offered hereby will be, upon issuance, full paid and non-
assessable." This is a legal conclusion which a corporation is not qualified to
make. Either attribute this statement to counsel and file counsel's consent to be
named in this section, or delete your statement.

Preferred Stock, page 17

103. . On page 17 you disclose that Mr. Tonachio owns 5,000 shares of 2% convertible
stock which may be redeemed by the company at $1,000 per share. In your Item
5 response you indicate that Mr. Tonachio received these shares – which the
company has valued at $100 – pursuant to his employment agreement. With
respect to the foregoing, please disclose the following in appropriate sections of
your filing. Firstly, under the "Preferred Stock" heading, please state the dollar
value paid by Mr. Tonachio for his shares. If Mr. Tonachio did not pay for his
shares clearly disclose the terms under which he received his shares. Secondly,
we note that Mr. Tonachio possesses voting control of the company – at both the
director and shareholder level – and, accordingly, is able to force the redemption
of the preferred stock at $1,000 per share for total proceeds to him of $5,000,000.
Please disclose whether the company will or will not redeem these shares. If the
company will redeem these shares please disclose the circumstances under which
the company will redeem the shares including a discussion of any fiduciary duties
that Mr. Tonachio will owe the company as both a director and majority
shareholder. In addition, please discuss the financial impact to the company of

Mr. Robert Tonachio
Robert James & Associates, Inc.
April 4, 2006
p. 16

> any redemption in the risk factors and elsewhere as deemed appropriate. Thirdly, please update your dilution-related disclosures to include a discussion of the dilution to new investors associated with the conversion of the preferred stock into common stock.

104. Please disclose whether the preferred stock has voting rights. If so, please state whether the stock votes separately as a class. If the stock votes alongside the common stock, please disclose the number of votes associated with a share of preferred stock.

Financial Statements

General

105. We note that the financial statements are presented as consolidated. Please disclose what entities have been consolidated, and consider revising your financial statements to show one consolidated column.

106. Please provide a statement of stockholders' equity for all periods presented in accordance with Regulation A and Part F/S of Form 1-A. Refer to the guidance in SAB topic 4B.

Financial Statements for the ten months ended October 31, 2006 (Forecast)

107. As outlined in the instructions to Form 1-A, discussion of projections of future economic performance is encouraged as long as management has a reasonable basis and the projections are presented in an appropriate format. In an effort to keep the forecast separate and distinct from the historical financial statements, please revise to include a separate cover page and separate notes for your forecasted financial statements. Your notes to the forecast should provide an analysis explaining your basis for assessing future performance, including a discussion of the key assumptions underlying the projections. Further, please revise to disclose forecasted earnings per share and provision for income taxes. Please refer to the guidance in Item 10 of Regulation S-B. Please revise accordingly, or eliminate the forecasted financial statements in their entirety.

Mr. Robert Tonachio
Robert James & Associates, Inc.
April 4, 2006
p. 17

Unaudited December 31, 2005 Financial Statements

Notes to Financial Statements

General

108.   Please disclose your policy for stock compensation to employees and non-
       employees.

109:   Please disclose within your notes all newly released accounting standards that
       have been issued but not yet adopted pursuant to SAB 74.

Other Assets

110.   We noted from your disclosure here, and on page 16, that on December 9, 2005,
       Robert James & Associates, Inc. issued 10,500,000 shares of common stock for
       the assets of the sole proprietorship. We also noted that 97% of the common stock
       was issued to Robert J. Tonachio, Sr., who is also your current president and
       director. Considering this, it is not clear how you determined that this transaction
       should be recorded as a purchase. It would appear that this transaction should
       have been recorded at the cost of the sole proprietorship (i.e. presumably zero).
       Please provide us with a discussion of the applicability of SFAS 141 as it relates
       combinations of entities under common control, specifically paragraph (11) and
       paragraphs (D-11) through (D-18). Please advise and revise as necessary.

111.   It appears from your disclosure that as consideration for an employment contract,
       you issued your founder 5,000 shares of convertible preferred stock valued at
       $500,000. Please provide a detailed summary of how you determined the value of
       this transaction and cite the specific authoritative literature you used to support
       your accounting treatment.

Owner's Equity and Stock

112.   We note you are using two classes of common stock (i.e. common and preferred).
       Please disclose the pertinent rights and privileges of the various classes of stock
       as prescribed in SFAS 129.

113. - Considering the comment above, please expand your disclosure to describe all of
       the material terms of the 2% convertible preferred stock described on page 17,
       including who has the rights to convert (i.e. the holder or the Company), whether
       the 2% represents a cumulative dividend, the exercise feature (i.e. physical, net
       cash, or net share settlement, etc.), if there are any registration rights agreements,
       and if there are any liquidated damage provisions. We may have further
       comments.

Mr. Robert Tonachio
Robert James & Associates, Inc.
April 4, 2006
p. 18

Revenue Recognition

114.   The disclosure in the Description of Business section (page 8) suggests that you
        are entering into contracts with insurance companies on behalf of the agents
        (acting as agents manager) to sell those insurance companies' products. It
        appears from your disclosure that your agents are merely responsible for selling
        the insurance products, and the insurance companies manage and maintain the
        risk of the products sold. Accordingly, we do not see how your accounting
        treatment (i.e. recording the gross volume of sales of insurance products) is
        consistent with GAAP. Tell us why it is not appropriate to record revenue based
        on your commissions. Please advise and revise if necessary.

115.   We noted from your disclosure on page 9 that in addition to selling insurance
        products through your contracted agents, you also run the American Annuity
        Academy, an insurance and training school designed for insurance agents and
        financial planners. Please disclose your policy for revenue recognition for this
        revenue stream.

116.   Considering the comment above, please provide a discussion of the applicability
        of SFAS 131 as it relates to the company's two functions.

Part III

Exhibits

117.   Several of the exhibits identified in your index as filed on January 26, 2006 were
        not filed at that time. Please review your files and file all exhibits as appropriate.
        In this respect we note that you have only filed your articles of incorporation. We
        specifically note, without limiting the foregoing, that you have not filed your form
        of subscription agreement under Exhibit 4.0, any contracts under Exhibit 6.1, your
        legality opinion under Exhibit 11.0, nor have you filed Exhibit 15.1. We may
        have further comment.

118.   Please file copies of your registration rights agreement and the certificate of
        designation of preferred shares.

Exhibit 2.0

119.   The Articles of Incorporation which the company filed contain two pages of
        documents filed with the State of Nevada followed by an Articles of Incorporation
        which appear to begin with Article Seven. Please advise us whether the
        documents filed with the State constitute Articles One through Six. If not, please
        file your completed Articles of Incorporation.

Mr. Robert Tonachio
Robert James & Associates, Inc.
April 4, 2006
p. 19

120.   Article 14 provides that no interested contract or transaction shall be invalidated solely because of the relationship or presence of the interested party provided that paragraph (B) is satisfied. Paragraph (B) appears to allow for shareholder ratification of an interested transaction with "each such interested person to be counted for quorum and *voting purposes*". (emphasis added) As a result it would appear that management would be able to approve its own interested transactions at the shareholder level. Please advise us if this is a correct understanding and add disclosure throughout your document, including in the risk factors.

121.   We note that your Articles of Incorporation contain indemnification language. Please add disclosure in an appropriate section of your document describing these provisions and their effect on investors. In addition, your indemnification clause appears to indicate that your shareholders may determine whether an indemnification is appropriate. Your discussion should also address the operation of Article Sixteen. Please disclose whether any shareholder vote would include a shareholder who sought indemnification.

Signature

122.   We note your signatures on behalf of the issuer. As required by Instruction 1 to the Signature requirements of the Form, the signature of the Chief Executive Officer and Chief Financial Officer must also be included. Please include the appropriate signatures.

123..   As required by Instruction 1 to the Signature requirements of the Form, the signature of each person for whose account any of the securities are being offered must sign the offering statement. ·

Closing Comments

As appropriate, please amend your offering statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mr. Robert Tonachio
Robert James & Associates, Inc.
April 4, 2006
p. 20

    We will consider a written request for a qualification date of the offering
statement as a confirmation of the fact that those requesting qualification are aware of
their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed offering of the securities specified in
the above offering statement. We will act on the request and, pursuant to delegated
authority, grant a qualification date. ·

    Please allow adequate time after the filing of any amendment for further review
before submitting a request for qualification. Please provide this request at least two
business days in advance of the requested qualification date.

    You may contact Blaise Rhodes at (202) 551-3774 if you have questions
regarding comments on the financial statements and related matters. Questions on other
disclosure issues may be directed to Jay Williamson at (202) 551-3393.

                                        Sincerely,

                                        John Reynolds
                                        Assistant Director

cc: Lee W. Cassidy
       Fax: (202) 745-1920